Exhibit (a)(2)(A)

Dear Shareholder:

On behalf of the board of directors of Actel Corporation, I am pleased to inform you that on October 2, 2010, Actel agreed to be acquired by Artful Acquisition Corp., a California Corporation and wholly owned subsidiary of Microsemi Corporation pursuant to the terms of an Agreement and Plan of Merger by and among Actel, Artful Acquisition Corp. and Microsemi. Artful Acquisition Corp. has today commenced a tender offer to purchase all outstanding shares of common stock and the associated preferred stock purchase rights of Actel at a price of $20.88 per share, net to the seller in cash without interest, less certain applicable taxes.

After successful completion of the tender offer, Artful Acquisition Corp. will be merged with Actel, and any Actel common stock and the associated preferred stock purchase rights not purchased in the tender offer will be converted into the right to receive an amount equal to $20.88 per share, net to the seller in cash without interest and less any required withholding taxes. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, November 1, 2010. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, the receipt of certain regulatory approvals and the tender in the offer of a number of shares of Actel common stock, which, when added to shares already owned by Microsemi and Artful Acquisition Corp., represent a majority of the total number of issued and outstanding shares of Actel common stock and the associated preferred stock purchase rights.

After careful consideration, including a thorough review of the terms of the tender offer with Actel’s legal and financial advisors, at a meeting held on October 2, 2010, the Actel board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of and are fair to Actel and Actel’s shareholders and (ii) approved and authorized the merger agreement and the transactions contemplated thereby, including the offer and the merger.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Actel’s solicitation/recommendation statement, the Actel board of directors unanimously recommends that Actel’s shareholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Artful Acquisition Corp.’s Offer to Purchase, dated October 4, 2010, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

/s/ John C. East
John C. East
President and Chief Executive Officer